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                                                                Exhibit 4.(c)(i)


                        CONTRACT OF EMPLOYMENT (REVISED)


                                  CHRIS BRADLEY





                                5TH NOVEMBER 1998



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5th November 1998                         Contract of Employment - Chris Bradley

                             CONTRACT OF EMPLOYMENT

                                    INCLUDING

                     STATEMENT OF PARTICULARS OF EMPLOYMENT
                   PURSUANT TO THE EMPLOYMENT RIGHTS ACT 1996


THE PARTIES

NAME AND ADDRESS OF EMPLOYER                         MADGE NETWORKS LIMITED
(the Company), whose registered address is           Wexham Springs
                                                     Framewood Road
                                                     Wexham
                                                     Berkshire SL3 6PJ
                                                     England

NAME OF EMPLOYEE                                     CHRIS BRADLEY
(referred to in this contract as "you")


1.       POSITION

         Your role is Vice President, Finance (Corporate), reporting initially to Robert Madge, Chairman and Chief Executive Officer of Madge Networks N.V. until such time that a new Chief Financial Officer is appointed.

         In this role you will contribute at an executive level to the activities of the Madge Networks group of companies, including involvement in projects to assist our existing and future business divisions.

         In addition to your normal duties, the Company reserves the right within reason to require you to carry out other duties from time to time, or to perform duties for a Company in the Madge Group*.

- Throughout this Contract of Employment Madge Group means Madge Networks N.V. and all its subsidiary companies.

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2.       COMMENCEMENT DATE

         For the purpose of continuous service, your commencement date with the Company is 30th September 1996.

3.       SALARY AND PERFORMANCE

         Effective 1st November 1998, your salary will be increased to L110,000 per annum will be paid by 12 monthly instalments in arrears. Salaries are paid on or before the 28th day of each month by credit transfer into your bank or building society account and are subject to deductions for taxation, National Insurance or other matters as required by law or authorised by you.

         Salary reviews are discretionary and dependent on business considerations as well as individual performance. Your salary will normally be reviewed on an annual basis, and your next review will be January 2000.

         In accordance with the Employment Rights Act 1996 and as agreed by you, the Company may make deductions from pay in respect of loans, advances, overpayments or outstanding Company credit card balance due to the Company and/or deductions made in respect of benefits under this agreement.

4.       BONUS

         You will be eligible to participate in the Employee Bonus Scheme which consists of two elements - Company Performance and Individual Performance. The amounts paid will be at the Company discretion and will be in line with scheme rules. Further details of this scheme will be advised to you by Robert Madge, Chairman and Chief Executive Officer.

         This Scheme may be altered at the discretion of the Company and you will be subject to the prevailing rules in force. Any bonus payments are subject to deductions for taxation, National Insurance or other matters as required by law or authorised by you. You acknowledge that you have no right to receive a bonus and will not acquire such a right merely by virtue of having received one or more bonus payments during the course of your employment.

5.       CAR/CAR ALLOWANCE

         With effect from 1st November 1998, you are eligible to receive an increased car allowance of L900 per month. You may, however, decide to select a Company car, in which case, you will be provided with a Company vehicle, appropriate to your status, for business and private use. The vehicle is provided subject to the rules of the Company's Car Policy which can change at the discretion of the Company, which do not form part of your Contract of Employment.

         Under the current policy, the Company will reimburse you for all reasonable servicing and maintenance costs, insurance premiums and the cost of petrol that

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         you purchase for business and private use in the UK. You are required to maintain the car in good working condition at all times.

         The car allowance is payable by 12 monthly instalments in arrears, on or before the 28th day of each month by credit transfer into your bank or building society account. This allowance will be subject to deductions for taxation, National Insurance or other matters as required by law or authorised by you but is not pensionable, and is assessable according to Inland Revenue regulations.

         This is an assessable benefit according to Inland Revenue regulations.

         A copy of the Company's Car Policy is enclosed for your information.

         At all times while using the Company vehicle, you are expected to comply with road laws and Company Health and Safety rules.


6.       PERFORMANCE APPRAISAL

         The Company operates a continuous performance appraisal system. You will be required to participate in the appraisal process which will include formulating agreed objectives for the performance of your duties.

7.       HOURS OF WORK

         The Company's normal working week is 40 hours per week, but in this position, you are required to work whatever hours are necessary to fulfil the requirements of your position.

8.       PLACE OF WORK

         Your normal place of work is at the Company's site at Wexham Springs, Framewood Road, Wexham, Slough, SL3 6PJ, but you may be required to work elsewhere at such locations within the United Kingdom and in such places (whether in or outside the United Kingdom) and in such manner and on such occasions as the Company may reasonably determine from time to time (either on a permanent or temporary basis) according to business needs.

9.       HOLIDAYS

         The Company's holiday year is the calendar year (1st January to 31st December).

         You are entitled to 23 days' holiday with pay in every calendar year (exclusive of bank and public holidays), and a maximum of 5 days holiday remaining at the end of any holiday year may be carried forward into the next year. The Company expects holiday times to be agreed before confirmation.

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         If you leave the Company, your holiday entitlement for the last year you work will be accrued on a pro rata basis for each complete week of service in that holiday year. The Company may at its discretion require you to take during your notice period any holiday entitlement which will have accrued by the date of the termination of your employment but which has not been taken; or to pay you in lieu of holiday accrued but not taken by the date of termination of your employment. (No payment in lieu will be made where your employment is terminated by the Company for gross misconduct) Payment in lieu of untaken holiday entitlement on termination will be subject to deductions for taxation, National Insurance or other matters as required by law or authorised by you. Deductions will be made for any excess holidays taken.

         3 days of your annual holiday entitlement is required to be taken at Christmas, unless you are directly involved in year-end activity or required to carry out work to meet the business needs.

10.      SICKNESS

         The Company will pay for absences due to illness or injury at your base salary (less State Benefits whether claimed or not) for a maximum aggregate period of absence of 13 weeks in any 12 calendar month period, subject to satisfactory medical evidence. Any absences for further periods will be remunerated at the discretion of the Company. You should exercise reasonable diligence to inform the Company if away due to ill health, and a doctor's certificate must be provided for absences in excess of seven days.

         If the sickness, injury or accident is caused by the act or omission of a third party you must, at the Company's request, include in any claim for damages against such third party a claim in respect of monies paid by the Company under this clause 10 and must refund to the Company any damages recovered.

11.      STOCK PLAN (SHARES)


         Promotion

         As a result of your promotion to the position of Vice President, Finance (Corporate), it will be recommended to the Management Board that you be granted 25,000 options.


         Stock Purchase Plan

         You will be eligible to participate in the Company's 1993 Employee Stock Purchase Plan. The purpose of the Plan is to enable you to purchase Common Stock of the Company through payroll-deductions.

         The Company reserves the right to amend or terminate the above mentioned plan at any time, with or without replacement, subject to the provisions of the Plan. Participation is subject to the rules of the above-mentioned plan, a copy of which is available upon request.

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         The scheme above may be subject to deductions for taxation, National
         Insurance or other matters as required by law or authorised by you.

12.      INSURANCES

         You will be eligible to become a member of the following schemes:-

         1. Life insurance scheme - under which a lump sum benefit will be payable should you die during your employment; the benefit is equal to four times your base annual salary at the time of your death, but basic annual salary for this purpose shall not exceed the maximum amount allowed by the Inland Revenue.

         2. Long-term disability insurance scheme - you will be included in the Company Permanent Health Insurance Scheme which will provide you with an income should you be absent from work for more than 13 weeks due to illness or disablement.

         3. medical insurance scheme - the Company will provide health cover for yourself and your family under the current scheme which is with the Private Patients Plan (PPP).

         4.   travel business and accident insurance scheme.

         Benefits under any insurance scheme will be subject to the rules of the scheme and the terms of any applicable insurance policy and are conditional on you complying with and satisfying any requirements of the insurers. Copies are available from the Human Resources department and will be provided to you upon request. The Company shall not be liable to pay any benefit to you under any insurance scheme unless it receives payment of the benefit from the insurance provider of the scheme.

         Each of the plans and schemes above may be subject to deductions for taxation, National Insurance or other matters as required by law or authorised by you.

         The Company has the right to alter, without notice, the cover provided or any term of the scheme or plan mentioned above, or to cease to provide the scheme (without replacement) at any time including when and if your state of health is or becomes such that the Company is unable to insure the benefits under the scheme at the normal premiums applicable to a person of your age.


13.      PENSION

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         The Company operates a pension scheme and will contribute an amount equal to 10% of your basic salary, subject to any applicable Inland Revenue limits, to either this scheme or an approved pension scheme of your choice.

14.      DISCIPLINARY AND GRIEVANCES PROCEDURE

         The disciplinary rules applicable to your employment and the Company's grievance procedure are available from the Human Resources department.

         These rules do not form part of your Contract of Employment and may be amended by the Company from time to time at its absolute discretion.

         If you are dissatisfied with any disciplinary decision or wish to raise any grievance in relation to your employment you should apply in writing to your head of department who will endeavour to propose a solution within 14 days of receipt.

15.      NOTICE

         The Company will provide you with six (6) months' notice in writing of the termination of your employment. You are also required to give the Company six (6) months notice in writing to terminate your employment.

         If either party gives notice to terminate your employment, the Company may, at its discretion, elect to make a payment of your basic salary in lieu of any period of notice. You shall not be entitled to any Bonus payment following notice of termination of your employment.

         The above is subject to the Company's right to terminate your employment at any time without notice for gross misconduct, and without any payment in lieu of notice.

         In addition, the Company reserves the right to terminate your employment without notice should you be unable properly to perform your duties for a total period aggregating 60 days in any 12 month period.

         On, or before, the last day of your employment you must immediately return to the Company all items of property belonging to the Company in your possession or under your control.

16.      GARDEN LEAVE

         The Company has the right at any time including, without limitation, during any period of notice (whether notice was given by you or the Company) or investigation of any disciplinary matter, to suspend you from your duties and powers, for such period and on such terms as it considers appropriate, and may include a requirement that you will not attend the Company's premises where you are employed or any of the Company's other offices and will not work for any other person.

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         In addition, the Company may during the whole or part of a period of suspension require you to carry out modified duties, including duties which do not involve any contact with the Company's clients.

         During any period of suspension you shall be entitled to receive your full salary and any other benefits to which you are entitled.

17.      WARRANTY

         In entering into this agreement, you undertake that you are not in breach of any other employment agreement (for example, contract with a former employer) or of any other obligations binding on you which may affect your ability to perform services under this agreement (for example, requirement for a work permit).

         This agreement shall operate in substitution for any terms of service previously in force (whether written or oral) between you and the Company or between you and any former employer and you acknowledge and warrant that there are no agreements or arrangements whether written, oral or implied between you and the Company relating to your employment, other than those expressly set out or referred to in this Agreement and that you are not entering into this Agreement in reliance on any representation not expressly set out herein.

18.      PROTECTIVE COVENANTS

         The Company naturally seeks loyalty from its employees and so you are requested to devote your full time, attention and abilities to your job duties during working hours, and to act in the best interests of the Company at all times. You must not, without the Company's written consent, be in any way directly or indirectly engaged or concerned in any other business. Notwithstanding the foregoing, nothing will prevent you from holding shares or other publicly traded securities or in making passive investments provided that the investments are in businesses unrelated to the actual or anticipated business of the Company.

         You will use your best endeavours to promote the interests of the Company and observe the utmost good faith towards the Company; and comply with all the Company's rules, regulations and policies at all times.

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19.      CONFIDENTIAL INFORMATION

         The Company has strict rules regarding the confidentiality of information, and breaching of these rules would commercially damage the Company. For this reason, except in the proper performance of your duties, you will not either during your employment or at any time afterwards, use or communicate to any person any information of a confidential nature concerning:

                  (a) the business of the Company or any company in the Madge Group which comes to your knowledge during the course of or in connection with your employment or your holding any office within the Madge Group from any source within the Company or any company in the Madge Group; or

                  (b) the business of any person having dealings with the Company or any company in the Madge Group and which is obtained directly or indirectly in circumstances in which the Company or any company in the Madge Group is subject to a duty of confidentiality in relation to that information.

         This may include information concerning employees, policy, organisation, trade secrets, dealings, transactions and affairs of the Company, research and development of new products, scientific or technical test results, processes, Company future plans, staffing, information concerning Company customers and suppliers (whether past, present or potential), the terms upon which the Company or any associated Company undertakes or any other information of the Company which is not in the public domain.

         The duty of confidentiality clause continues to apply after the termination of your employment.

         You will promptly, whenever requested by the Company and in any event upon the termination of your employment with the Company, return to the Company all correspondence and all other documents, papers and records which may have been prepared by you or have come into your possession in the course of your employment with the Company (except for any such documents which may be considered by the Company to be in the public domain), and all electronic equipment, computer software or hardware and other property used in connection with the operations of the Company or any subsidiary Company, and you may not retain any copies. Title to and copyright in such correspondence and other documents, papers, records and property shall vest in the Company.


20.      INTELLECTUAL PROPERTY

         You will promptly disclose to the Company any invention, development, discovery, improvement, new software or source code or design made by you whether alone or with others during the performance of your duties as an

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         employee and whether or not the same is capable of protection as intellectual property by patent, copyright, design right, as a trade mark or by other means and you shall not use, disclose to any person or exploit the same without the express prior written consent of the Company.

         Subject to the provisions of the Patents Act 1977, your entire interest in any Intellectual Property Right (defined below) shall, as between you and the Company, become the property of the Company as absolute beneficial owner without any payment to you for it.

(1) You shall, at the request and expense of the Company, execute such documents and do such other acts and things as may be necessary to enable the Company to obtain protection of any Intellectual Property Right and to enable the company to exploit any Intellectual Property Right.

(2) You hereby waive all of your moral rights (as defined in the Copyright Designs and Patents Act 1988) in respect of any act of the Company or one with the Company's authority in relation to any Intellectual Property Right.

(3) In this clause "Intellectual Property Right" means any formula, process, invention, improvement model, trademark, service mark, business name, design right, patent, know-how trade secret, copyright and all other intellectual property rights of any nature whatsoever (whether registered or unregistered and including applications and rights to apply for any of the same) invented, developed, created or acquired by you in the course of your employment including without limitation all rights in any software, hardware, written material or other item created, designed, developed or written by you in the course of your employment.

21.      NON COMPETITION

         You covenant with the Company and the Group that you will not (directly or indirectly) on your own account or on behalf of or in conjunction with any person for a period of 6 months' ("Restricted Period") after the Termination Date:

         (1) be concerned with any business which is carried on in the United Kingdom or any other country in which you were employed or for which you had responsibility during the 6 months ending on the Termination Date which is competitive or likely to be competitive with any business carried on at the Termination Date by the Company or any Group Company and with which you were actively involved during your employment during the 6 months ending on the Termination Date.

         (2) deal with or canvass or solicit business from, for goods of similar type to those being manufactured or dealt in by the Company or any Group Company at the Termination Date, and with which you were actively involved in the course of your employment during the 6 months ending on the Termination Date to any person who has been at any time during the 6 months ending on the Termination

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         Date a customer of the Company or any Group Company and with whom you were actively involved in the course of your employment during the 6 months period;

         (3) induce or attempt to induce any Company employee who directly reported to you or held a position at senior management level (Grade H or above) who is engaged in any business or activity carried on by the Company at the Termination Date, and with whom you had material dealings in the course of your employment during the six months ending on the Termination Date, to leave the employment of the Company (whether or not this would be a breach of contract by the employee).

         You acknowledge that the provisions of this clause are no more extensive than is reasonable to protect the Company and the Group.

         In this clause:

         (a) "Termination Date" means the date on which your employment is terminated

         (b) "person" includes any company, firm, organisation or other entity

         (c) "Restricted Period" means the period of 6 months following the Termination Date. If the Company requires you not to perform any of your duties and/or excludes you from the Company's premises ("garden leave") as set out in the Suspension from Duties clause above, for some or all of any period of notice, the Restricted Period shall be reduced by the length of the garden leave served prior to the Termination Date.

         Each of the restrictions in each paragraph or sub-clause above shall be enforceable independently of each of the others and its validity shall not be affected if any of the others is invalid. If any of those restrictions is void but would be valid if some part of the restriction were deleted the restriction in question shall apply with such modification as may be necessary to make it valid.

22.      TRAVEL AND WORKING OVERSEAS

         You may be required to travel in the UK or overseas from time to time. Reasonable expenses will be reimbursed for such travel in accordance with the Company Expenses policy.

23.      COLLECTIVE AGREEMENT

         There are no collective agreements which affect the terms and conditions of your employment.

24.      GENERAL

         The Company operates a Policy of No Smoking on the Company premises.

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       Your signature below will confirm your agreement to the terms set out above.



         /s/ Alison Edge                             /s/ Christopher Bradley
         ----------------------------                ---------------------------
         ALISON EDGE                                          CHRIS BRADLEY
         DIRECTOR OF HUMAN RESOURCES
         FOR AND ON BEHALF OF
         MADGE NETWORKS LIMITED

         DATE:    5 November 1998                    DATE: 16 November 1998
                  --------------------                     ---------------------

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CONFIDENTIAL DOCUMENT

COMPENSATION PACKAGE FOR CHRIS BRADLEY

[Drawn up by Robert Madge, 23-Nov-99]

 JOB ROLE:                        CFO OF MADGE NETWORKS NV, AND CFO OF MADGE.WEB
                                  (EQUIVALENT TO LEVEL OF SENIOR VP)

 Basic salary:                    L145,000 per year, with effect from 1-Jan-00

 Standard annual bonus:           50% of basic salary at full achievement of
                                  agreed targets (payable after year end)

 Special security bonus:          50% of basic salary, fixed rate on continued
                                  service, payable cumulatively for 2 years in advance (ie, security bonus applies to years
                                  2000 and 2001, and is fully paid in December
                                  1999), repayable pro-rata to the company on voluntary termination.

 Special financing bonus:         L40,000 on conclusion of at least $10m
                                  financing for Madge.web (payable on completion of financing).

 Stock Options:                   Award to be made on creation of Madge.web
                                  executive option scheme

 Pension:                         12% of basic salary

 Car Allowance:                   Senior VP rate, currently L1,005 per month
                                  L12,060 per annum)

 Notice period:                   12 months rolling notice period on termination
                                  without cause Guaranteed employment to 31st
                                  December 2001.

Accepted and agreed:              /s/ Christopher Bradley

                                  25 November 1999


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                                                                Exhibit 4(c)(ii)

                            INDEMNIFICATION AGREEMENT


      THIS AGREEMENT is entered into, effective as of 1 November 1998 between Madge Networks N.V., a corporation organized under the laws of The Netherlands (the "Company"), and Christopher Bradley ("Indemnitee").

      WHEREAS, it is essential to the Company and its subsidiaries to retain and attract as directors and officers the most capable persons available;

      WHEREAS, Indemnitee has agreed to serve as a director or as an officer of the Company or its subsidiaries;

      WHEREAS, both the Company and Indemnitee recognize the increased risk of litigation and other claims currently being asserted against directors and officers of corporations; and

      WHEREAS, in recognition of Indemnitee's need for substantial protection against personal liability in order to enhance Indemnitee's continued and effective service to the Company and its subsidiaries, and in order to induce Indemnitee to provide services to the Company or one of its subsidiaries as a director or an officer, the Company wishes to provide in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the fullest extent (whether partial or complete) permitted by law and as set forth in this Agreement, and, to the extent insurance is maintained, for the coverage of Indemnitee under the Company's directors' and officers' liability insurance policies.

      NOW, THEREFORE, in consideration of the above premises and of Indemnitee's continuing to serve the Company directly or, at its request, with another enterprise, and intending to be legally bound hereby, the parties agree as follows:

      1.    Certain Definitions:

            a. Board: the Board of the Company.

            b. Change in Control: shall be deemed to have occurred if (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Act of 1934, as amended), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company, is or becomes the "Beneficial Owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 20% or more of the total voting power represented by the Company's then outstanding Voting Securities, or
(ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board and any new director whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so


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approved, cease for any reason to constitute a majority thereof, or (iii) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation that would result in the Voting Securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into Voting Securities of the surviving entity) at least 80% of the total voting power represented by the Voting Securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company (in one transaction or a series of transactions) of all or substantially all of the Company's assets.

            c. Expenses: any expense, liability, or loss, including attorneys' fees, judgments, fines, ERISA excise taxes and penalties, amounts paid or to be paid in settlement, any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed as a result of the actual or deemed receipt of any payments under this Agreement, paid or incurred in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing in, any Proceeding relating to any Indemnifiable Event.

            d. Indemnifiable Event: any event or occurrence that takes place either prior to or after the execution of this Agreement, related to the fact that Indemnitee is or was a director or an officer of the Company or a subsidiary of the Company, or while a director or officer is or was serving at the request of the Company as a director, officer, employee, trustee, agent, or fiduciary of another foreign or domestic corporation, partnership, joint venture, employee benefit plan, trust, or other enterprise, or was a director, officer, employee, or agent of a foreign or domestic corporation that was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation, or related to anything done or not done by Indemnitee in any such capacity, whether or not the basis of the Proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent of the Company, as described above.

            e. Independent Counsel: the person or body appointed in connection with Section 3.

            f. Potential Change in Control: shall be deemed to have occurred if
(i) the Company enters into an agreement or arrangement, the consummation of which would result in the occurrence of a Change in Control; (ii) any person (including the Company) publicly announces an intention to take or to consider taking actions that, if consummated, would constitute a Change in Control; (iii) any person (other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company acting in such capacity or a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company), who is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 10% or more of the combined voting power of the Company's then outstanding Voting Securities, increases his beneficial ownership of such securities by 5% or more over the percentage so owned by such


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person on the date hereof, or (iv) the Board adopts a resolution to the effect that, for purposes of this Agreement, a Potential Change in Control has occurred.

            g. Proceeding: any threatened, pending, or completed action, suit, or proceeding, or any inquiry, hearing, or investigation, whether conducted by the Company or any other party, that Indemnitee in good faith believes might lead to the institution of any such action, suit, or proceeding, whether civil, criminal, administrative, investigative, or other.

            h. Reviewing Party: the person or body appointed in accordance with
Section 3.

            i. Voting Securities: any securities of the Company that vote generally in the election of directors.

      2.    Agreement to Indemnify.

            a. General Agreement. In the event Indemnitee was, is, or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, a Proceeding by reason of (or arising in part out of) an Indemnifiable Event, the Company shall indemnify Indemnitee from and against any and all Expenses to the fullest extent permitted by law, as the same exists or may hereafter be amended or interpreted (but in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the Company to provide broader indemnification rights than were permitted prior thereto). The parties hereto intend that this Agreement shall provide for indemnification in excess of that expressly permitted by statute, including, without limitation, any indemnification provided by the Company's Articles of Association, vote of its shareholders or disinterested directors, or applicable law.

            b. Initiation of Proceeding. Notwithstanding anything in this Agreement to the contrary, Indemnitee shall not be entitled to indemnification pursuant to this Agreement in connection with any Proceeding initiated by Indemnitee against the Company or any director or officer of the Company or a subsidiary of the Company unless (i) the Company has joined in or the Board has consented to the initiation of such Proceeding; (ii) the Proceeding is one to enforce indemnification rights under Section 5; or (iii) the Proceeding is instituted after a Change in Control and Independent Counsel has approved its initiation.

            c. Expense Advances. If so requested by Indemnitee, the Company shall advance (within ten business days of such request) any and all Expenses to Indemnitee (an "Expense Advance"); provided that, if and to the extent that the Reviewing Party determines that Indemnitee would not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid. If Indemnitee has commenced legal proceedings in a court of competent jurisdiction to secure a determination that Indemnitee should be indemnified under applicable law, as provided in Section 4, any determination made by the Reviewing Party that Indemnitee would not be permitted to be indemnified under applicable law shall not be binding and Indemnitee shall not be required to reimburse the Company for any Expense Advance until a final judicial determination is made with respect thereto (as to which all rights of appeal therefrom have been exhausted or have lapsed). Indemnitee's obligation to reimburse the Company for Expense Advances shall be unsecured and no interest shall be charged thereon.

            d. Mandatory Indemnification. Notwithstanding any other provision of this Agreement, to the extent that Indemnitee has been successful on the merits in defense of any Proceeding relating in whole or in part to an Indemnifiable Event or in defense of any issue or matter therein, Indemnitee shall be indemnified against all Expenses incurred in connection therewith.

            e. Partial Indemnification. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of Expenses, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion thereof to which Indemnitee is entitled.

            f. Prohibited Indemnification. No indemnification pursuant to this Agreement shall be paid by the Company in the event Indemnitee is found in the applicable Proceeding to have committed gross negligence or an intentionally wrongful act.

3.    Reviewing Party.

      Prior to any Change in Control, the Reviewing Party shall be any appropriate person or body consisting of a member or members of the Board or any other person or body appointed by the Board who is not a party to the particular Proceeding with respect to which Indemnitee is seeking indemnification; after a Change in Control, the Reviewing Party shall be the Independent Counsel referred to below. With respect to all matters arising after a Change in Control (other than a Change in Control approved by a majority of the directors on the Board who were directors immediately prior to such Change in Control) concerning the rights of Indemnitee to indemnity payments and Expense Advances under this Agreement or any other agreement or under applicable law or the Company's Articles of Association now or hereafter in effect relating to indemnification for Indemnifiable Events, the Company shall seek legal advice only from Independent Counsel selected by Indemnitee and approved by the Company (which approval shall not be unreasonably withheld), and who has not otherwise performed services for the Company or the Indemnitee (other than in connection with indemnification matters) within the last five years. The Independent Counsel shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Indemnitee in an action to determine Indemnitee's rights under this Agreement. Such counsel, among other things, shall render its written opinion to the Company and Indemnitee as to whether and to what extent the Indemnitee should be permitted to be indemnified under applicable law. The Company agrees to pay the reasonable fees of the Independent Counsel and to indemnify fully such counsel against any and all expenses (including attorneys' fees), claims, liabilities, loss, and damages arising out of or relating to this Agreement or the engagement of Independent Counsel pursuant hereto.

      4.    Indemnification Process and Appeal.

            a. Indemnification Payment. Indemnitee shall be entitled to indemnification of Expenses, and shall receive payment thereof, from the Company in accordance with this Agreement as soon as practicable after Indemnitee has made written demand on the Company for indemnification, unless the Reviewing Party has given a written opinion to the Company that Indemnitee is not entitled to indemnification under applicable law.

            b. Suit to Enforce Rights. Regardless of any action by the Reviewing Party, if Indemnitee has not received full indemnification within thirty days after making a demand in accordance with Section 4(a), Indemnitee shall have the right to enforce its indemnification rights under this Agreement by commencing litigation in any court in The Netherlands having subject matter jurisdiction thereof and in which venue is proper seeking an initial determination by the court or challenging any determination by the Reviewing Party or any aspect thereof. The Company hereby consents to service of process and to appear in any such proceeding. Any determination by the Reviewing Party not challenged by the Indemnitee shall be binding on the Company and Indemnitee. The remedy provided for in this Section 4 shall be in addition to any other remedies available to Indemnitee in law or equity.

            c. Defense to Indemnification, Burden of Proof, and Presumptions. It shall be a defense to any action brought by Indemnitee against the Company to enforce this Agreement (other than an action brought to enforce a claim for Expenses incurred in defending a Proceeding in advance of its final disposition where the required undertaking has been tendered to the Company) that it is not permissible under applicable law for the Company to indemnify Indemnitee for the amount claimed. In connection with any such action or any determination by the Reviewing Party or otherwise as to whether Indemnitee is entitled to be indemnified hereunder, the burden of proving such a defense or determination shall be on the Company. Neither the failure of the Reviewing Party or the Company (including its Board, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action by Indemnitee that indemnification of the claimant is proper under the circumstances because he has met the standard of conduct set forth in applicable law, nor an actual determination by the Reviewing Party or Company (including its Board, independent legal counsel, or its shareholders) that the Indemnitee had not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the Indemnitee has not met the applicable standard of conduct. For purposes of this Agreement, the termination of any claim, action, suit, or proceeding, by judgment, order, settlement (whether with or without court approval), conviction, or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law.

      5.    Indemnification for Expenses Incurred in Enforcing Rights.

      The Company shall indemnify Indemnitee against any and all Expenses and, if requested by Indemnitee, shall (within ten business days of such request), advance such Expenses to Indemnitee, that are incurred by Indemnitee in connection with any claim asserted against or action brought by Indemnitee for

            (i) indemnification of Expenses or Expense Advances by the Company under this Agreement or any other agreement or under applicable law or the Company's Articles of Association now or hereafter in effect relating to indemnification for Indemnifiable Events, and/or

            (ii) recovery under directors' and officers' liability insurance policies maintained by the Company, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, Expense Advances, or insurance recovery, as the case may be.

      6.    Notification and Defense of Proceeding.

            a. Notice. Promptly after receipt by Indemnitee of notice of the commencement of any Proceeding, Indemnitee will, if a claim in respect thereof is to be made against the Company under this Agreement, notify the Company of the commencement thereof; but the omission so to notify the Company will not relieve it from any liability that it may have to Indemnitee, except as provided in Section 6(c).

            b. Defense. With respect to any Proceeding as to which Indemnitee notifies the Company of the commencement thereof, the Company will be entitled to participate in the Proceeding at its own expense and except as otherwise provided below, to the extent the Company so wishes, it may assume the defense thereof with counsel reasonably satisfactory to Indemnitee. After notice from the Company to Indemnitee of its election to assume the defense of any Proceeding, the Company will not be liable to Indemnitee under this Agreement or otherwise for any Expenses subsequently incurred by Indemnitee in connection with the defense of such Proceeding other than reasonable costs of investigation or as otherwise provided below. Indemnitee shall have the right to employ his own counsel in such Proceeding, but all Expenses related thereto incurred after notice from the Company of its assumption of the defense shall be at Indemnitee's expense unless: (i) the employment of counsel by Indemnitee has been authorized by the Company, (ii) Indemnitee has reasonably determined that there may be a conflict of interest between Indemnitee and the Company in the defense of the Proceeding, (iii) after a Change in Control, the employment of counsel by Indemnitee has been approved by the Independent Counsel, or (iv) the Company shall not in fact have employed counsel to assume the defense of such Proceeding, in each of which case all Expenses of the Proceeding shall be borne by the Company. The Company shall not be entitled to assume the defense of any Proceeding brought by or on behalf of the Company or as to which Indemnitee shall have made the determination provided for in (ii) above.

            c. Settlement of Claims. The Company shall not be liable to indemnify Indemnitee under this Agreement or otherwise for any amounts paid in settlement of any Proceeding effected without the Company's written consent, provided, however, that if a Change in Control has occurred, the Company shall be liable for indemnification of Indemnitee for amounts paid in settlement if the Independent Counsel has approved the settlement. The Company shall not settle any Proceeding in any manner that would impose any penalty or limitation on Indemnitee without Indemnitee's written consent. Neither the Company nor the Indemnitee will unreasonably withhold their consent to any proposed settlement. The Company shall not be liable to indemnify the Indemnitee under this Agreement with regard to any judicial award if the Company was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action; the Company's liability hereunder shall not be excused if participation in the Proceeding by the Company was barred by this Agreement.

7.    Establishment of Trust.

      In the event of a Change in Control or a Potential Change in Control, the Company shall, upon written request by Indemnitee, create a Trust under the law of an appropriate jurisdiction which recognizes trusts as legal entities for the benefit of the Indemnitee and from time to time upon written request of Indemnitee shall fund the Trust in an amount sufficient to satisfy any and all Expenses reasonably anticipated at the time of each such request to be incurred in connection with investigating, preparing for, participating in, and/or defending any Proceeding relating to an Indemnifiable Event. The amount or amounts to be deposited in the Trust pursuant to the foregoing funding obligation shall be determined by the Reviewing Party. The terms of the Trust shall provide that upon a Change in Control, (i) the Trust shall not be revoked or the principal thereof invaded, without the written consent of the Indemnitee,
(ii) the Trustee shall advance, within ten business days of a request by the Indemnitee, any and all Expenses to the Indemnitee (and the Indemnitee hereby agrees to reimburse the Trust under the same circumstances for which the Indemnitee would be required to reimburse the Company under Section 2(c) of this Agreement), (iii) the Trust shall continue to be funded by the Company in accordance with the funding obligation set forth above, (iv) the Trustee shall promptly pay to the Indemnitee all amounts for which the Indemnitee shall be entitled to indemnification pursuant to this Agreement or otherwise, and (v) all unexpended funds in the Trust shall revert to the Company upon a final determination by the Reviewing Party or a court of competent jurisdiction, as the case may be, that the Indemnitee has been fully indemnified under the terms of this Agreement. The Trustee shall be chosen by the Indemnitee. Nothing in this Section 7 shall relieve the Company of any of its obligations under this Agreement. All income earned on the assets held in the Trust shall be reported as income by the Company for federal, state, local, and foreign tax purposes. The Company shall pay all costs of establishing and maintaining the Trust and shall indemnify the Trustee against any and all expenses (including attorneys' fees), claims, liabilities, loss, and damages arising out of or relating to this Agreement or the establishment and maintenance of the Trust.

8.    Non-Exclusivity.

      The rights of Indemnitee hereunder shall be in addition to any other rights Indemnitee may have under the Company's Articles of Association, applicable law, or otherwise. To the extent that a change in applicable law (whether by statute or judicial decision) permits greater indemnification by agreement than would be afforded currently under the Company's Articles of Association, applicable law, or this Agreement, it is the intent of the parties that Indemnitee enjoy by this Agreement the greater benefits so afforded by such change.

9.    Liability Insurance.

      To the extent the Company maintains an insurance policy or policies providing directors' and officers' liability insurance, once Indemnitee becomes a director, Indemnitee shall be covered by such policy or policies, in accordance with its or their terms, to the maximum extent of the coverage available for any Company director or officer.

10.   Period of Limitations.

      No legal action shall be brought and no cause of action shall be asserted by or on behalf of the Company or any affiliate of the Company against Indemnitee, Indemnitee's spouse, heirs, executors, or personal or legal representatives after the expiration of two years from the date of accrual of such cause of action, or such longer period as may be required by state law under the circumstances. Any claim or cause of action of the Company or its affiliate shall be extinguished and deemed released unless asserted by the timely filing of a legal action within such period; provided, however, that if any shorter period of limitations is otherwise applicable to any such cause of action the shorter period shall govern.

11.   Amendment of this Agreement.

      No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall operate as a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver. Except as specifically provided herein, no failure to exercise or any delay in exercising any right or remedy hereunder shall constitute a waiver thereof.

12.   Subrogation.

      In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

13.   No Duplication of Payments.

      The Company shall not be liable under this Agreement to make any payment in connection with any claim made against Indemnitee to the extent Indemnitee has otherwise received payment (under any insurance policy, or otherwise) of the amounts otherwise indemnifiable hereunder.

14.   Binding Effect.

      This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors (including any direct or indirect successor by purchase, merger, consolidation, or otherwise to all or substantially all of the business and/or assets of the Company), assigns, spouses, heirs, and personal and legal representatives. The Company shall require and cause any successor (whether direct or indirect by purchase, merger, consolidation, or otherwise) to all, substantially all, or a substantial part, of the business and/or assets of the Company, by written agreement in form and substance satisfactory to Indemnitee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. The indemnification provided under this Agreement shall continue as to Indemnitee for any action taken or not taken while serving in an indemnified capacity pertaining to an Indemnifiable Event even though he may have ceased to serve in such capacity at the time of any Proceeding.

15.   Severability.

      If any provision (or portion thereof) of this Agreement shall be held by a court of competent jurisdiction to be invalid, void, or otherwise unenforceable, the remaining provisions shall remain enforceable to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of this Agreement containing any provision held to be invalid, void, or otherwise unenforceable, that is not itself invalid, void, or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, void, or unenforceable.

16.   Governing Law.

      This Agreement shall be governed by and construed and enforced in accordance with the laws of The Netherlands.

17.   Notices.

      All notices, demands, and other communications required or permitted hereunder shall be made in writing and shall be deemed to have been duly given if delivered by hand, against receipt, or mailed, postage prepaid, certified or registered mail, return receipt requested, and addressed to:

                              Managing Director
                              Madge Networks N.V.
                              Transpolis Schiphol Airport
                              Polaris Avenue 23
                              2132 JH Hoofddorp
                              The Netherlands

with copies to:               Legal Counsel
                              Madge Networks Limited
                              Framewood Road
                              Wexham
                              Slough SL3 6PJ
                              England

and to:                       Arnout Stroeve
                              Houthoff Buruma
                              Parnassusweg 126
                              1070 AM Amsterdam
                              The Netherlands

and to Indemnitee at:         Christopher Bradley


Notice of change of address shall be effective only when done in accordance with this Section. All notices complying with this Section shall be deemed to have been received on the date of delivery or on the third business day after mailing.

            IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the day specified above.


                        COMPANY: Madge Networks N.V., a corporation organized under the laws of The Netherlands


                        Madge Networks N.V.



                        By:     /s/ Robert H. Madge
                                ------------------------------------
                        Name:           Robert H. Madge
                        Title:          Chairman & CEO



                        INDEMNITEE:     /s/ Christopher Bradley
                                     ----------------------------
                                          Christopher Bradley

                            INDEMNIFICATION AGREEMENT


THIS AGREEMENT is entered into, effective as of June 14, 1993 between Madge N.V., a corporation organized under the laws of the Netherlands (the "Company"), and Michael Fischer ("Indemnitee") .

WHEREAS, it is essential to the company to retain and attract as directors and officers the most capable persons available;

WHEREAS, Indemnitee is a director and/or officer of the Company or a subsidiary of the Company;

WHEREAS, both the Company and Indemnitee recognize the increased risk of litigation and other claims currently being asserted against directors and officers of corporations; and

WHEREAS, in recognition of Indemnitee's need for substantial protection against personal liability in order to enhance Indemnitee's continued and effective service to the Company, and in order to induce Indemnitee to provide services to the Company or one of its subsidiaries as a director or officer, the Company wishes to provide in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the fullest extent (whether partial or complete) permitted by law and as set forth ih this Agreement, and, to the extent insurance is maintained, for the coverage of Indemnitee under the Company's directors' and officers' liability insurance policies.

NOW, THEREFORE, in consideration of the above premises and of Indemnitee's continuing to serve the Company directly or, at its request, with another enterprise, and intending to be legally bound hereby, the parties agree as follows;

1. Certain Definitions:

a. Board:   the Board of the company.

b. Chanqe in Control: shall be deemed to have occurred if (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the securities Act of 1934, as amended), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company, is or becomes the "Beneficial Owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 20% or more of the total voting power represented by the company's then outstanding Voting securities, or
(ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board and any new director whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof, or (iii) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation that would result in the voting Securities of the company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into Voting Securities of the surviving entity) at least 80% of the total voting power represented by the Voting Securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the company (in one transaction or a series of transactions) of all or substantially all of the Company's assets.

c. Expenses: any expense, liability, or loss, including attorneys' fees, judqments, fines, ERISA excise taxes and penalties, amounts paid or to be paid in settlement, any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed as a result of the actual or deemed receipt of any payments under this Agreement, paid or incurred in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing in, any Proceeding relating to any Indemnifiable Event.

d. Indemnifiable Event: any event or occurrence that takes place either prior to or after the execution of this Agreement, related to the fact that Indemnitee is or was a director or an officer of the company or a subsidiary of the Company, or while a director or officer is or was serving at the request of the Company as a director, officer, employee, trustee, agent, or fiduciary of another foreign or domestic corporation, partnership, joint venture, employee benefit plan, trust, or other enterprise, or was a director, officer, employee, or agent of a foreign or domestic corporation that was a predecessor corporation of the company or of another enterprise at the request of such predecessor corporation, or related to anything done or not done by Indemnitee in any such capacity, whether or not the basis of the Proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent of the company, as described above.

e. Independent Counsel: the person or body appointed in connection with Section
3.

f. Potential Change in Contro1: shall be deemed to have occurred if (i) the Company enters into an agreement or arrangement, the consummation of which would result in the occurrence of a Change in Control; (ii) any person (including the company) publicly announces an intention to take or to consider taking actions that, if consummated, would constitute a Change in Control; (iii) any person (other than a trustee or other fiduciary holding securities under an employee benefit plan of the company acting in such capacity or a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company), who is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 10% or more of the combined voting power of the Company's then outstanding voting Securities, increases his beneficial ownership of such securities by 5% or more over the percentage so owned by such person on the date hereof, or (iv) the Board adopts a resolution to the effect that, for purposes of this Agreement, a Potential Change in Control has occurred.

g. Proceeding: any threatened, pending, or completed action, suit, or proceeding, or any inquiry, hearing, or investigation, whether conducted by the Company or any other party, that Indemnitee in good faith believes might lead to the institution of any such action, suit, or proceeding, whether civil, criminal, administraive, investigative, or other.

h. Reviewing Party: the person or body appointed in accordance with Section 3.

i. Voting Securities: any securities of Company that vote generally in the .election of directors.

2. Agreement to Indemnify.

a. General Agreement. In the event Indemnitee was, is, or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, a Proceeding by reason of (or arising in part out of) an Indemnifiable Event, the Company shall indemnify Indemnitee from and against any and all Expenses to the fullest extent permitted by law, as the same exists or may hereafter be amended or interpreted (but in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the Company to provide broader indemnification rights than were permitted prior thereto). The parties hereto intend that this Agreement shall provide for indemnification in excess of that expres6ly permitted by statute, including, without limitation, any indemnification provided by the Company's Articles of Association, vote of its Shareholders or disinterested directors, or applicable law.

b. Initiation of Proceeding. Notwithstanding anything in this Agreement to the contrary, Indemnitee shall not be entitled to indemnification pursuant to this Agreement in connection with any Proceeding initiated by Indemnitee against the company or any director or officer of the Company or a subsidiary of the Company unless (i) the Company has joined in or the Board has consented to the initiation of such Proceedings (ii) the proceeding is one to enforce indemnification rights under section 5; or (iii) the Proceeding is instituted after a Change in control and Independent Counsel has approved its initiation.

c. Expense Advances. If so requested by Indemnitee, the Company shall advance (within ten business days of such request) any and all Expenses to Indemnitee (an "Expense Advance"); provided that, if and to the extent that the Reviewing party determines that Indemnitee would not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the company) for all such amounts theretofore paid. If Indemnitee has commenced legal proceedings in a court of competent jurisdiction to secure a determination that Indemnitee should be indemnified under applicable law, as provided in section 4, any determination made by the Reviewing Party that Indemnitee would not be permitted to be indemnified under applicable law shall not be binding and Indemnitee shall not be required to reimburse the Company for any Expense Advance until a final judicial determination is made with respect thereto (as to which all rights of appeal therefrom have been exhausted or have lapsed). Indemnitee's obligation to reimburse the Company for Expense Advances shall be unsecured and no interest shall be charged thereon.

d. Mandatory Indemnification. Notwithstanding any other provision of this Agreement, to the extent that Indemnitee has been successful on the merits in defense of any Proceeding relating in whole or in part to an Indemnitiable Event or in defense of any issue or matter therein, Indemnitee shall be indemnified against all Expenses incurred in connection therewith.

e. Partial Indemnification. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of Expenses, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion thereof to which Indemnitee is entitled.

f. Prohibited Indemnification. No indemnification pursuant to this Agreement shall be paid by the Company in the event Indemnitee is found in the applicable Proceeding to have committed gross negligence or an intentionally wrongful act."

3. Reviewing Party. Prior to any Change in Control, the Reviewing Party shall be any appropriate person or body consisting of a member or members of the Board or any other person or body appointed by the Board who is not a party to the particular Proceeding with respect to which Indemnitee is seeking indemnification; after a Change in Control, the Reviewing party shall be the Independent Counsel referred to below. With respect to all matters arising after a Change in Control (other than a Change in Control approved by a majority of the directors on the Board who were directors immediately prior ~c such Change in control) concerning the rights of Indemnitee to indemnity payments and Expense Advances under this Agreement or any other agreement or under applicable law or the company's Articles of Association now or hereafter in effect relating to indemnification for Indemnifiable Events, the Company shall seek legal advice only from Independent Counsel selected by Indemnitee and approved by the Company (which approval shall not be unreasonably withheld), and who has not otherwise performed services for that Company or the Indemnitee (other than in connection with indemnification matters) within the last five years. The Independent Counsel shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Indemnitee in an action to determine Indemnitee's rights under this Agreement. Such counsel, among other things, shall render its written opinion to the Company and Indemnitee as to whether and to what extent the Indemnitee should be permitted to be indemnified under applicable law. The Company agrees to pay the reasonable tees of the Independent Counsel and to indemnify fully such counsel against any and all expenses (including attorneys' fees), claims, liabilities, loss, and damages arising out of or relating to this Agreement or the engagement of Independent Counsel pursuant hereto.

4. Indemnification Process and Appeal.

a. Indemnification Payment. Indemnitee shall be entitled to indemnification of Exp~n5esr and shall receive payment thereof, from the Company in accordance with this Agreement as soon as practicable after Indemnitee has made written demand on the Company for indemnification, unless the Reviewing Party has given a written opinion to the Company that Indemnitee is not entitled to indemnification under applicable law.

b. Suit to Enforce Rights. Regardless of any action by the Reviewing Party, if Indemnitee has not received full indemnification within thirty days after making a demand in accordance with Section 4(a), Indemnitee shall have the right to enforce its indemnification rights under this Agreement by commencing litigation in any court in The Netherlands having subject matter jurisdiction thereof and in which venue is proper seeking an initial determination by the court challenging any determination by the Reviewing Party or any aspect thereof. The Company hereby consents to service of process and to appear in any such proceeding. Any determination by the Reviewing Party not challenged by the Indemnitee shall be binding on the company and Indemnitee. The remedy provided for in this Section 4 shall be in addition to any other remedies available to Indemnitee in law or equity.

c. Defense too Indemnification. Burden of Proof. and Presumptions. It shall be a defense to any action brought by Indemnitee against the Company to enforce this Agreement (other than an action brought to enforce a claim for Expenses incurred in defending a Proceeding in advance of its final disposition where the , required undertaking has been tendered to the Company) that it is not permissible under. applicable law for the Company to indemnify Indemnitee for the amount claimed. In connection with any such actcion or any determination by the Reviewing Party or otherwise as to whether Indemnitee is entitled to be indemnified hereunder, the burden of proving such a defense or determination shall be on the company. Neither the failure of the Reviewing Party or the company (including its Board, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action by Indemnitee that indemnification of the claimant is proper under the circumstances because he has met the standard of conduct set forth in applicable law, nor an actual determination by the Reviewing Party or Company (including its Board, independent legal counsel, or its shareholders) that the Indemnitee had not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the Indemnitee has not met the applicable standard of conduct. For purposes of this Agreement the termination of any claim, action, suit, or proceeding, by judgment, order, settlement (whether with or without court approval), conviction, or upon a plea of nolo contendere, or its


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


equivalent, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law.

5. Indemnification for Expenses Incurred in Enforcing Rights. The Company shall indemnify Indemnitee against any and all Expenses and, if requested by Indemnitee, shall (within ten business days of such request), advance such Expenses to Indemnitee, that are incurred by Indemnitee in connection with any claim asserted against or action brought by Indemnitee for:

(i) indemnification of Expenses or Expense Advances by the Company under this Agreement or any other agreement or under applicable law or the Company's Articles of Association now or hereafter in effect relating to indemnification for Indemnifiable Events, and/or

(ii) recovery under directors' and officers' liability insurance policies maintained by the Company, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, Expense Advances, or insurance recovery, as the case may be.

6. Notification and Defense of Proceeding.

a. Notice. Promptly after receipt by Indemnitee of notice of the commencement of any Proceeding, Indemnitee will, if a .claim in respect thereof is to be made against the Company under this Agreement, notify the Company of the commencement thereof; but the omission so to notify the Company will not relieve it from any liability that it may have to Indemnitee, except as provided in Section 6(c).

b. Defense. With respect to any Proceeding a5 to which Indemnitee notifies the Company of the commencement thereof, the Company will be entitled to participate in the Proceeding at its own expense and except as otherwise provided below, to the extent the Company so wishes, it may assume the defense thereof with counsel reasonably satisfactory to Indemnitee. After notice from the Company to Indemnitee of its election to assume the defense of any Proceeding, the Company will not be liable to Indemnitee under this Agreement or otherwise for any Expenses subsequently incurred by Indemnitee in connection with the defense of such Proceeding other than reasonable costs of investigation or as otherwise provided below. Indemnitee shall have the right to employ his own counsel in such Proceeding, but all Expenses related thereto incurred after notice from the Company of its assumption of the defense shall be at Indemnitee's expense unless: (i) the employment of counsel by Indemnitee has been authorized by the Company, (ii) Indemnitee has reasonably determined that there may be a conflict of interest between Indemnitee and the Company in the defense of the Proceeding,
(iii) after a change in control, the employment of counsel by Indemnitee has been approved by the Independent Counsel, or (iv) the company shall not in fact have employed counsel to assume the defense of such Proceeding, in each of which case all Expenses of the Proceeding shall be borne by the company. The company shall not be entitled to assume the defense of any Proceeding brought by or on behalf of the Company or as to which Indemnitee shall have made the determination provided for in (ii) above.

c. Settlement of Claims. The Company shall not be liable to indemnify Indemnitee under this Agreement or otherwise for any amounts paid in settlement of any Proceeding effected without the Company's written consent-provided, however, that if a change in Control has occurred, the Company shall be liable for indemnification of Indemnitee for amounts paid in settlement if the Independent Counsel has approved the settlement. The Company shall not settle any Proceeding in any manner that would impose any penalty or limitation on Indemnitee without Indemnitee's written consent. Neither the Company nor the Ind~itee will unreasonably withhold their consent to any proposed settlement. The Company shall not be liable to indemnify the Indemnitee under this Agreement with regard to any judicial award if the company was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action; the Company's liability hereunder shall not be excused if participation in the proceeding by the Company was barred by this Agreement.

7. Establishment of Trust. In the event of a change in Control or a Potential Change in Control, the Company shall, upon written request by Indemnitee, create a Trust under the law of an appropriate juriSdiction which recognizes trusts as legal entities for the benefit of the Indemnitee and from time to time upon written request of Indemnitee shall fund the Trust in an amount sufficient to satisfy any and all Expenses reasonably anticipated at the time of each such request to be incurred in connection with investigating, preparing for, participating in, and/or defending any Proceeding Relating to an Indemnifiable Event. The amount or amounts to be deposited in the Trust pursuant to the foregoing funding obligation shall be determined by the Reviewing Party. The terms of the Trust shall provide that upon a Change in Control, (i) the Trust shall not be revoked or the principal thereof invaded, without the written consent of the Indemnitee, (ii) the Trustee shall advance, within ten business days of a request by the Indemnitee, any and all Expenses to the Indemnitee (and the Indemnitee hereby agrees to reimburse the Trust under the same circumstances for which the Indemnitee would be required to reimburse the Company under
Section 2(c) of this Agreement), (iii) the Trust shall continue to be funded by the company in accordance with the funding obligation set forth above, (iv) the Trustee shall promptly pay to the Indemnitee all amounts for which the Indemnitee shall be entitled to indemnification pursuant to this Agreement or otherwise, and (v) all unexpended funds in the Trust shall revert to the company upon a final determination by the Reviewing Party or a court of competent jurisdiction, as the case may be, that. the Indemnitee has been fully indemnified under the terms of this Agreement. The Trustee shall be chosen by the Indemnitee. Nothing in this Section 7 shall relieve the Company of any of its obligations under this Agreement. All income earned on the assets held in the Trust shall be reported as income by the Company for federal, state, local, and foreign tax purposes. The Company shall pay all costs of establishing and ~aintaining the Trust and shall indemnify the Trustee against any and all expenses (including attorneys' fees), claims, liabilities, loss, and damages arising out of or relating to this Agreement or the establishment and maintenance of the Trust.

8. Non-Exclusivity. The rights of Indemnitee hereunder shall be in addition to any other rights Indemnitee may have under the Company's Articles of Association, applicable law, or otherwise. To the extent that a change in applicable law (whether by statute or judicial decision) permits greater indemnification by agreement than would be afforded currently under the Company's Articles of Association, applicable law, or this Agreement, it is the intent of the parties that Indemnitee enjoy by this Agreement the greater benefits so afforded by such change.

9. Liability Insurance. To the extant the Company maintains an insurance policy or policies providing directors' and officers' liability insurance, Indemnitae shall be covered by such policy or policies, in accordance with its or their terms, to the maximum extent of the coverage available for any Company director or officer.

10. Period of Limitations. No legal action shall be brought and no cause of action shall be asserted by or on behalf of the Company or any affiliate of the Company against Indemnitee, Indemnitee's spouse, heirs, executors, or personal or legal representatives after the expiration of two years from the date of accrual of such cause of action, or such longer period as may be required by state law under the circum5tances. Any claim. or cause of action of the Company or its affiliate shall be extinguished and deemed released unless asserted by the timely riling of a legal action within such period; provided, however, that if any shorter period of limitations is otherwise applicable to any such cause of action the shorter period shall govern.

11. Amendment of this Agreement. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall operate as a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver. Except 'as specifically provided herein, no failure to exercise or any delay in exercising any right or remedy hereunder shall constitute a waiver thereof.


12. Subrogation. In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, ,including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

13. No Duplication of Payments. The Company shall not be liable under this Agreement to make any payment in connection with any claim made against Indemnitee to the extent Indemnitee has otherwise receivad payment (under any insurance policy, or otherwise) of the amounts otherwise indemnifiable hereunder.

l4. Binding Effect. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors (including any direct or indirect Successor by purchase, merger, consolidation, or otherwise to all or substantially all of the business and/or assets of the company), assigns, spouses, heirs, and personal and legal representatives. The Company shall require and cause any successor (whether direct or indirect by purchase, merger, consolidation, or otherwise) to all, substantially all, or a substantial part, of the business and/or assets of the company, by written agreement in farm and substance satisfactory to Indemnitee, expressly to assume and agree to perform this Agreement in the same manner and to the same event that the Company would be required to perform if no such succession had taken place. 1'he indemnification provided under this Aqreement shall continue as to Indemnitee for any action taken or not taken while serving in an indemnified capacity pertaining to an Indemnifiable Event even though he may have ceased to serve in such capacity at the time of any Proceeding.

15. Severability- If any provision (or portion thereof) of this Agreement shall be held by a court of competent jurisdiction to be invalid, void, or otherwise unenforceable, the remaining provisions shall remain enforceable to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of this Agreement containing any provision held to be invalid, void, or otherwise unenforceable, that is not itself invalid, void, or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, void, or unenforceable.

16. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of The Netherlands.

17. Notices. All notices, demands, and other communications required or permitted hereunder shall be made in

16. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of The Netherlands.

17. Notices. All notices, demands, and other communications required or permitted hereunder shall be made in writing and shall be deemed to have been duly given if delivered by hand, against receipt, or mailed, postage prepaid certified or registered mail, return receipt requested, and addressed to:

Managing Director
Madge N.V.
Transpolis Schipol Airport
Polaris Avenue 23
2132 JH Hoofddorp
The Netherlands


with copies to:

Director of Legal Affairs
Madge Networks, Inc.
2130 North First Street
San Jose, CA 95131-1011

and to:

Jan Koning, Esq.
Loeff Claeys Verbeke
Apollolaan 15
1077 AB Amsterdam
The Netherlands

and to Indemnitee at:

Madge Networks Ltd.
100 Lodge Lane
Chalfont st. Gilas
Bucks HPB 4AH
England
Attn: Michael Fischer

Notice of change of address shall be effective only when done in accordance with this section. All notices complying with this section shall be deemed to have been received on the date of delivery or on the third business day after mailing.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the day specified above.

COMPANY:

Madge N.V.,
a corporation organized under the
laws of The Netherlands

By:  /s/ Robert H Madge
     -------------------------------
Title:   Managing Director

Indemnitee

/s/ Michael Fischer
--------------------